Exhibit 99.6

THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, COMPUTERSHARE INVESTOR SERVICES INC. (“DEPOSITARY”). IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

LETTER OF TRANSMITTAL

WITH RESPECT TO THE

COMMON SHARES OF

MAXAR TECHNOLOGIES LTD.

This Letter of Transmittal is for use by registered holders (“Maxar Canada Shareholders”) of common shares (the “Maxar Canada Shares”) in the capital of Maxar Technologies Ltd. (“Maxar Canada”) in connection with the proposed arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) providing for, among other things, the exchange of each existing Maxar Canada Share for one share of common stock of a newly-incorporated parent entity to be formed under the laws of the State of Delaware in the United States of America, Maxar Technologies Inc. (“Maxar U.S.”). Maxar Canada entered into an arrangement agreement with 1182060 B.C. Unlimited Liability Company (“AcquisitionCo”) dated October 8, 2018 (the “Arrangement Agreement”), in regards to the Arrangement.

This Letter of Transmittal is for use by registered Maxar Canada Shareholders only and is not to be used by beneficial (non-registered) Maxar Canada Shareholders. A significant number of Maxar Canada Shareholders are beneficial Maxar Canada Shareholders because the Maxar Canada Shares they beneficially own are not registered in their names but instead registered in the name of an intermediary (an “Intermediary”), such as a broker, investment dealer, bank or trust company, or in the name of a depositary such as CDS Clearing and Depository Services Inc. in which the Intermediary is a participant. If you are a beneficial Maxar Canada Shareholder, you should contact your Intermediary if you have questions regarding this process and carefully follow the instructions from the Intermediary that holds Maxar Canada Shares on your behalf in order to deposit your Maxar Canada Shares. You should not complete this Letter of Transmittal unless specifically instructed to do so by your Intermediary.

In order for registered Maxar Canada Shareholders to receive the Consideration for their Maxar Canada Shares, registered Maxar Canada Shareholders are required to deposit the certificates representing the Maxar Canada Shares held by them (if any) with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, including the attached form of proxy, must accompany all certificates representing Maxar Canada Shares (if any) deposited pursuant to the Arrangement.

To properly complete this Letter of Transmittal, registered Maxar Canada Shareholders must complete: (i) Step 1 - with the information regarding their Maxar Canada Shares; (ii) Step 2 - with respect to their delivery or pick-up instructions; (iii) Step 3 - regarding whether the Maxar Canada Shareholder is a U.S. Maxar Shareholder or is acting on behalf of a U.S. Maxar Shareholder; and (iv) Step 4 – acknowledging the authorizations and duly executing this Letter of Transmittal.  Please read the instructions below in completing this Letter of Transmittal and any questions and requests for assistance may be directed to the Depositary at the telephone numbers, email address and locations set forth on the backpage of this Letter of Transmittal.

Please note that the delivery of this Letter of Transmittal does not constitute a vote FOR the Arrangement Resolution or any other matters to be considered at the Meeting. To exercise your right to vote at the Meeting, you must attend the Meeting in person or complete and return the form of proxy that accompanied the Circular to Maxar Canada’s transfer agent, Computershare Investor Services Inc., at its Toronto office (100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1) no later than 11:00 a.m. (Mountain Time) on November 14, 2018 (or not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Meeting if the Meeting is adjourned or postponed).

Maxar Canada and AcquisitionCo will implement the Arrangement when all of the conditions to closing have been satisfied and/or waived. The Arrangement is subject to a number of closing conditions, some of which are beyond Maxar Canada’s and/or AcquisitionCo’s control, and as a result, there can be no assurance that the Arrangement will be completed, nor can the exact timing of the implementation of the Arrangement be predicted with certainty. The Arrangement is subject to, among other things, the approval of Maxar Canada Securityholders at a special meeting of Maxar Canada Securityholders scheduled to be held on November 16, 2018 (as the same may be postponed or adjourned, the “Meeting”) and, if approved, the Arrangement is currently expected to be completed on or about January 1, 2019.

Reference is made to the Notice of Special Meeting of Maxar Canada Securityholders and the Management Information Circular (the “Circular”), each of which is dated October 12, 2018. Maxar Canada Securityholders are strongly urged to read the Circular. The Circular and this Letter of Transmittal are available on Maxar Canada’s website at www.maxar.com as well as under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Capitalized terms used but not defined in this Letter of Transmittal have the meanings ascribed to such terms in the Circular.

If the Arrangement is not completed and the Arrangement Agreement is terminated, the Depositary will return to Maxar Canada Shareholders the certificate(s) enclosed with their Letters of Transmittal in accordance with the instructions provided in the Letters of Transmittal and Maxar Canada Shareholders will not be entitled to receive any Consideration for their Maxar Canada Shares.

General Information

Consideration

Under the Arrangement, each Maxar Canada Shareholder will be entitled to receive one Maxar U.S. Share in exchange for each Maxar Canada Share held (the “Consideration”).

Should a Letter of Transmittal with all portions validly completed, together with, as applicable, accompanying certificate(s) representing Maxar Canada Shares or any other documents as the Depositary may reasonably require, be received by the Depositary on or after the Effective Date, but on or before the day that is three years less one day from the Effective Date, the relevant Maxar Canada Shareholder will be entitled to receive, for each Maxar Canada Share the Consideration to which the holder thereof is entitled in lieu of such certificate as contemplated by Section 2.3 and Section 4.1 of the Plan of Arrangement.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Maxar Canada Shares deposited pursuant to the Arrangement will be determined by Maxar Canada in its sole discretion. Maxar Canada reserves the right to reject any and all deposits which it determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction. Maxar Canada reserves the right, if it so elects in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by the Depositary. There will be no obligation on Maxar Canada, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability will be incurred by any of them for failure to give such notice.

Cancellation of Rights

Certificates representing Maxar Canada Shares that are not forwarded to the Depositary together with a properly completed and signed Letter of Transmittal and all other required documents on or before the day that is three years less one day from the Effective Date will (i) cease to represent a claim by, or interest of, any former Maxar Canada Shareholder of any kind or nature against or in Maxar Canada, AcquisitionCo, Amalco or Maxar U.S. and (ii) be deemed to have been surrendered to Maxar U.S. for cancellation.

COMPUTERSHARE INVESTOR SERVICES INC.

(SEE BACK PAGE FOR ADDRESS, TELEPHONE NUMBER AND ADDITIONAL CONTACT PARTICULARS) OR YOUR FINANCIAL ADVISER WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL

Please read the Circular and the instructions set out below carefully before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set out on the back page of this Letter of Transmittal will not constitute a valid delivery. If Maxar Canada Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered Maxar Canada Shareholder. See Instruction 2.

TO:	COMPUTERSHARE INVESTOR SERVICES INC.
AND TO:	MAXAR TECHNOLOGIES LTD.
AND TO:	1182060 B.C. UNLIMITED LIABILITY COMPANY

STEP 1

TRANSMITTAL FORM

All Maxar Canada Shareholders must complete this step.

In connection with the Arrangement, the undersigned hereby surrenders to you the Maxar Canada Shares listed below (and, if applicable, encloses the certificate(s)/DRS Advice representing such Maxar Canada Shares).

List your Maxar Canada Share certificates.  If you cannot locate your Maxar Canada Share certificates, please refer to Box C on page 4.

Certificate Number(s)/DRS Advice	Name in Which Registered	Number of Maxar Canada Shares Deposited	Lost

Lost Certificate(s): If you cannot locate some or all of your Maxar Canada Share certificates, read Box C on page 4 and mark the boxes above appropriately to indicate which certificate(s) you lost and attach the certificate(s) you have to the Letter of Transmittal.

BOX “C”

STATEMENT FOR LOST SHARE CERTIFICATES

By checking the lost certificate box(es) and signing the Letter of Transmittal, I agree to the following: I am the lawful owner of the Maxar Shares described on page 3 of this form. My missing certificate(s) has/ have not been endorsed, cashed, negotiated, transferred, assigned, or otherwise disposed of. I have made a diligent search for the certificate(s) and have been unable to find it (them) and I make this statement for the purposes of exchanging the certificate(s) without surrender of the certificate(s), and the exchange of the Maxar Shares represented thereby, and hereby agree to surrender the certificate(s) for cancellation should I, at any time, find the lost certificate(s). I hereby agree, for myself, my heirs, assigns and personal representatives, that in consideration of the payment of the Maxar Shares represented by the lost certificates to completely indemnify, protect and hold harmless Maxar Technologies Ltd., AcquisitionCo, Amalco, Maxar Technologies Inc. and Computershare Investor Services Inc., their lawful successors and assigns, and any other party to the transaction (the “Obligees”), from and against all losses, costs, and damages, including court costs and attorney’s fees, which they may be subject to or liable for in respect of the cancellation and replacement of the certificate(s) and the exchange payment for the Maxar Shares represented thereby. The rights accruing to the Obligees under the preceding sentence shall not be limited by negligence, inadvertence, accident, oversight, or breach of any duty or obligations the part of the Obligees or their respective directors, officers, employees and agents or their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach of failure may occur or have occurred. I acknowledge that a fee of CAD $1.15 per lost Maxar Canada Share is payable by me. Surety protection for the Obligees is provided under Blanket Lost Original Instruments/Waiver of Probate or Administration Bond No. 35900-16 issued by Aviva Insurance Company of Canada.

If your lost certificate(s) forms part of an estate or trust, or are valued at more than CAD $200,000.00, please contact Computershare Investor Services Inc. for additional instructions.

Any person who, knowingly and with intent to defraud any insurance company or other person, files a statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.

Premium Calculation:

Number of lost Maxar Shares ______________X CAD $1.15 = Premium Payable $ _________________

NOTE: Payment is NOT required if premium is less than CAD $5.00

The option to replace your certificate by completing this Box C will expire on February 28, 2019. After this date, shareholders must contact Computershare Investor Services Inc. for alternative replacement options. I enclose my certified cheque, bank draft or money order payable to Computershare Investor Services Inc.

STEP 2

DELIVERY/PICK-UP INSTRUCTIONS

All registered Maxar Canada Shareholders must complete this step.

PLEASE COMPLETE BOX “A” AND COMPLETE BOX “B”, AS APPLICABLE.

SEE INSTRUCTIONS 2, 3, 4 AND 5 BELOW.

BOX “A” DELIVERY INSTRCUTIONS ISSUE ANY DRS STATEMENT in the name and to the address specified below: (please print or type)

BOX “B”

PICK-UP INSTRUCTIONS

ISSUE ANY DRS STATEMENT

in the name of the under-signed AND HOLD ANY DRS STATEMENT FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY, AT

¡TORONTO     ¡ MONTREAL     ¡ VANCOUVER      ¡CALGARY

SEE INSTRUCTION SECTION 10 FOR OFFICE ADDRESSES

(please print or type)

(Name)	(Name)
(Street Address and Number)	(Street Address and Number)
(City and Province or State)	(City Province or State)
(Country and Postal (or Zip) Code)	(Country or Postal (or Zip) Code)
(Telephone – Business Hours)	(Telephone Business Hours)

STEP 3

ALL REGISTERED MAXAR CANADA SHAREHOLDERS MUST COMPLETE THIS STEP 3 BY SELECTING ONE BOX BELOW

Indicate whether you are a U.S. Maxar Shareholder or are acting on behalf of a U.S. Maxar Shareholder

☐	The Maxar Canada Shareholder signing below represents that he, she or it is not a U.S. Maxar Shareholder and is not acting on behalf of a U.S. Maxar Shareholder.

☐	The Maxar Canada Shareholder signing below is a U.S. Maxar Shareholder or is acting on behalf of a U.S. Maxar Shareholder.

A “U.S. Maxar Shareholder” is any Maxar Canada Shareholder that is either (A) a person whose address (as it appears on the register of Maxar Canada Shareholders) is located anywhere within the United States of America, its territories and possessions, any State of the United States and the District of Columbia (the “United States”), or is providing an address in the Delivery Instructions Box that is located within the United States, or (B) a U.S. Person as defined in Instruction 9, “U.S. Maxar Shareholders and Backup Withholding.”

If you are a U.S. Maxar Shareholder or are acting on behalf of a U.S. Maxar Shareholder, then you should review Instruction 9, “U.S. Maxar Shareholders and Backup Withholding” regarding certain Internal Revenue Service (“IRS”) forms that you may need to submit along with the Letter of Transmittal in order to avoid backup withholding in respect of any Consideration paid in connection with the Arrangement.

STEP 4

AUTHORIZATION/SIGNATURE

All registered Maxar Canada Shareholders must complete this Step.

The undersigned:

1.              transmits herewith the certificate(s)/DRS Advice, if applicable, representing the Maxar Canada Shares described above (the “Deposited Shares”) for transfer upon the Arrangement becoming effective;

2.              surrenders to AcquisitionCo, effective at the Effective Date, all right, title and interest in and to the Deposited Shares and irrevocably appoints and constitutes the Depositary lawful attorney of the undersigned, with full power of substitution, to deliver the certificates/DRS Advice representing the Deposited Shares pursuant to the Arrangement and to effect the transfer of the Deposited Shares on the books of Maxar Canada;

3.              represents and warrants that (i) the undersigned is the registered holder of the Deposited Shares being deposited and has good title to the rights represented by the Deposited Shares free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims, and together with all rights and benefits, and has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares, (ii) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares to any other person, other than pursuant to the Arrangement, (iii) the surrender of the undersigned’s Deposited Shares complies with applicable laws, (iv) all information inserted by the undersigned into this Letter of Transmittal is complete, true and accurate, and (v) the delivery of the Consideration that the undersigned is entitled to receive pursuant to the Arrangement will completely discharge any and all obligations of Maxar Canada, AcquisitionCo, Amalco, Maxar U.S. and the Depositary with respect to the matters contemplated by the Circular and this Letter of Transmittal. These representations and warranties shall survive the completion of the Arrangement and the delivery to the Depositary of the Deposited Shares;

4.              acknowledges that the undersigned has had the opportunity to review the Circular;

5.              acknowledges that the delivery of the Deposited Shares shall be effected, and the risk of loss and title to such Deposited Shares shall pass, only upon proper receipt thereof by the Depositary;

6.              revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise will be granted with respect to the Deposited Shares;

7.     will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited Shares;

8.              understands and acknowledges that no physical certificate(s) for Maxar U.S. Shares will be issued to Maxar Canada Shareholders. A Direct Registration System (“DRS Statement”) will be delivered by the Depositary. Maxar U.S. Shares will be held in the name of the applicable Maxar Canada Shareholders and registered electronically in Maxar U.S.’s records;

9.              instructs the Depositary, upon receipt of this Letter of Transmittal and of the certificate(s)/DRS Statement representing the Maxar Canada Shares, if applicable, deposited herewith and following the Effective Date of the Arrangement, to send a DRS Statement representing the Maxar U.S. Shares, representing the Consideration for the Deposited Shares, by first class mail, postage prepaid, or to hold such DRS Statement representing the Maxar U.S. Shares for pick-up, in accordance with the instructions above. DRS Statements mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing;

10.       acknowledges that the Depositary will act as the agent of persons who have deposited Maxar Canada Shares herewith for the purposes of receiving DRS Statements for Maxar U.S. Shares pursuant to the Arrangement and transmitting such DRS Statements to such persons, and receipt thereof by the Depositary shall be deemed to constitute receipt thereof by persons depositing Maxar Canada Shares;

11.  acknowledges that each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned;

12.       acknowledges that the authority herein conferred, coupled with an interest, is not intended to be an enduring power of attorney within the meaning of and governed by the Power of Attorney Act, or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (an “EPOA”). The execution of this Letter of Transmittal shall not terminate any such EPOA granted by the undersigned previously and shall not be terminated by the execution by the undersigned in the future of an EPOA, and the undersigned hereby agrees not to take any action in future which results in the termination of the authority herein conferred;

13.       acknowledges that if the Arrangement is not completed or proceeded with, the enclosed certificate(s)/DRS Advice (if any) and all other ancillary documents (if any) will be returned forthwith to the undersigned in accordance with the instructions set out in Box “A” or Box “B” of Step 2, as applicable, or failing which, will be mailed to the address as it appears on the register of Maxar Canada Shareholders;

14.       acknowledges that the undersigned will not receive Consideration in respect of the Deposited Shares until the Arrangement is consummated and until the certificate(s) representing the Deposited Shares, if applicable, owned by the undersigned are received by the Depositary at the address set out on the back page of this Letter of Transmittal, together with such additional documents as the Depositary may require, and until the same are processed by the Depositary. It is further understood that no interest will accrue on the Consideration payable under the Arrangement for the Deposited Shares; and

15.       acknowledges that by reason of the use by the undersigned of this Letter of Transmittal on the English language, the undersigned acknowledges that he, she or it is deemed to have required that any contract evidenced by the Arrangement as entered into through this Letter of Transmittal, as well as any documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation d’une version anglaise de la présente lettre d’envoi, le soussigné, ce dernier et les destinataires sont réputés avoir demandé que tout contrat attesté par l’Arrangement, telle qu’il est accepté au moyen de cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en anglais.

SHAREHOLDER SIGNATURE

	Date:	,	20
Signature guaranteed by
If required under Instruction 3):

Authorized Signature of Guarantor	Signature of Maxar Canada Shareholder or Authorized Representative – See Instruction 2 and 4

Name of Guarantor (please print or type)	Name of Maxar Canada Shareholder (please print or type)

Address of Guarantor (please print or type)	Business Taxpayer Identification, Social Insurance or Social Security Number of Maxar Canada Shareholder (please print or type)

Name of Authorized Representative, if applicable (please print or type)

Daytime telephone number of Maxar Canada Shareholder or Authorized Representative

Email address of Maxar Canada Shareholder or Authorized Representative

INSTRUCTIONS

1.              Use of Letter of Transmittal

a.              Should a Letter of Transmittal with all portions validly completed, together with, as applicable, accompanying certificate(s)/DRS Advice representing Maxar Canada Shares or any other documents as the Depositary may reasonably require, be received by the Depositary on or before the day that is three years less one day from the Effective Date, the relevant Maxar Canada Shareholder will be entitled to receive, for each Maxar Canada Share the Consideration to which the holder thereof is entitled in lieu of such certificate/DRS Advice. Maxar Canada Shareholders who do not deliver this Letter of Transmittal and, as applicable, the certificates representing the Maxar Canada Shares held by them and all other required documents to the Depositary on or before the date that is three years less one day from the Effective Date will lose their right to receive any Consideration for their Maxar Canada Shares under the Arrangement, and be deemed to have been surrendered to Maxar U.S. for cancellation.

b.              The method used to deliver this Letter of Transmittal and any accompanying certificates/DRS Advice representing Maxar Canada Shares is at the option and risk of the Maxar Canada Shareholder surrendering them. Delivery will be deemed effective only when such documents are actually received. Maxar Canada recommends that the necessary documentation be hand delivered to the Depositary at the address specified on the back page of this Letter of Transmittal, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended. Maxar Canada Shareholders whose Maxar Canada Shares are registered in the name of an Intermediary should contact that Intermediary for assistance in depositing those Maxar Canada Shares. Delivery to an office other than to the specified offices of the Depositary does not constitute delivery for this purpose. Do not send any certificates/DRS Advice representing Maxar Canada Shares or this Letter of Transmittal to Maxar Canada.

2.              Signatures

This Letter of Transmittal must be completed, dated and signed by the registered Maxar Canada Shareholder or by such holder’s duly authorized representative (in accordance with Instruction 4).

a.              If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s), as applicable, without any change whatsoever, and the certificate(s) (if applicable) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

b.              If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

i.         such deposited shares must be endorsed or be accompanied by appropriate share transfer power(s) of attorney properly completed by the registered owner(s); and

ii.        the signature(s) on such endorsement or share transfer power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the accompanying certificate(s)/DRS Advice and must be guaranteed as noted in Instruction 3.

c.     If any of the Deposited Shares are registered in different names on several certificates/DRS Advice, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of such Deposited Shares.

3.              Guarantee of Signatures

Except as provided below, no signature guarantee is required on this Letter of Transmittal if this Letter of Transmittal is signed by the registered holder(s) of Maxar Canada Shares surrendered herewith. If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Maxar Canada Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution), as per Step 5.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc., Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4.              Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share transfer power(s) of attorney is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of authority to act. Either Maxar Canada or the Depositary, in their sole discretion, may require additional evidence of authority or additional documentation.

5.              Delivery Instructions

In all cases, either Box “A” or Box “B” of Step 2 should be completed. If those boxes are not completed, the Consideration for the Maxar Canada Shares (or the certificate(s) in respect of the Maxar Canada Shares if the Arrangement is not completed) will be mailed to the address as it appears on the register of Maxar Canada Shareholders.

6.              Miscellaneous

a.              If the space on this Letter of Transmittal is insufficient to list all certificates relating to Deposited Shares, additional certificate numbers and numbers of Maxar Canada Shares may be included on a separate signed list affixed to this Letter of Transmittal as an appendix thereto.

b.              If Maxar Canada Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

c.               No alternative, conditional or contingent deposits of Maxar Canada Shares will be accepted.

d.              Additional copies of this Letter of Transmittal may be obtained from the Depositary at the office specified on the back page of this Letter of Transmittal. A copy of this Letter of Transmittal is also available on Maxar Canada’s website at www.maxar.com as well as under Maxar Canadas’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

e.               It is strongly recommended that prior to completing this Letter of Transmittal, the undersigned read the Circular and discuss any questions with his, her or its tax advisor.

f.                Maxar Canada reserves the right to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

g.               This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

7.              Destroyed, Lost or Stolen Certificates

If any certificate which immediately prior to the Effective Time represented one or more outstanding Maxar Canada Shares that were transferred pursuant to Section 2.3 of the Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, Maxar U.S. or the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate. When authorizing such Consideration in exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to AcquisitionCo, Amalco, Maxar U.S. and the Depositary (each acting reasonably) in such sum as AcquisitionCo, Amalco or Maxar U.S. may direct (acting reasonably), or otherwise indemnify AcquisitionCo, Amalco and Maxar U.S. in a manner satisfactory to AcquisitionCo, Amalco and Maxar U.S., each acting reasonably, against any claim that may be made against AcquisitionCo, Maxar Canada, Amalco and Maxar U.S. with respect to the certificate alleged to have been lost, stolen or destroyed.

8.              Return of Certificates

If the Arrangement is not completed, your Maxar Canada Share certificate(s) will be promptly returned to you by the Depositary forthwith at the address shown below the signature of the Signatory in this Letter of Transmittal or, failing such address being specified, at the Maxar Canada Shareholder’s last address as it appears on the share register of Maxar Canada.

9.              U.S. Maxar Shareholders and Backup Withholding

ALL REGISTERED MAXAR CANADA SHAREHOLDERS MUST COMPLETE STEP 3. THE DEPOSITARY WILL NOT DISTRIBUTE ANY CONSIDERATION TO MAXAR CANADA SHAREHOLDERS UNTIL THE INFORMATION REQUIRED BY STEP 3 IS PROVIDED.

THE REMAINDER OF THIS INSTRUCTION IS ONLY APPLICABLE TO U.S. MAXAR SHAREHOLDERS AS DEFINED IN STEP 3 (GENERALLY, A MAXAR CANADA SHAREHOLDER THAT IS EITHER (A) A PERSON WHOSE ADDRESS IS LOCATED IN THE UNITED STATES, OR A PERSON WHO IS PROVIDING AN ADDRESS IN THE DELIVERY INSTRUCTIONS BOX THAT IS LOCATED WITHIN THE UNITED STATES OR (B) IS A U.S. PERSON (AS DEFINED BELOW)).

Definition of U.S. Person

You are a “U.S. Person” for U.S. federal tax purposes if you are (A) an individual who is a citizen or a resident of the United States (including a U.S. resident alien), (B) a corporation, company or association or partnership created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia, (C) an estate whose income is subject to U.S. federal income tax regardless of its source, or (D) a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. Persons are authorized to control all substantial decisions of the trust (or certain electing trusts).

U.S. Maxar Shareholders that are U.S. Persons

To prevent backup withholding on any Consideration paid to a U.S. Maxar Shareholder (or any person acting on behalf of a U.S. Maxar Shareholder) that is a U.S. Person, such holder must provide his, her or its correct U.S. Taxpayer Identification Number (TIN) (or the TIN of the person on whose behalf you are acting), by completing the enclosed IRS Form W-9. In general, an individual’s TIN is his or her social security number (SSN) and an entity’s TIN is its employee identification number (EIN).

Certain U.S. Persons who are exempt recipients (including, among others, corporations) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding in respect of any Consideration paid pursuant to the Arrangement, an exempt recipient that is a U.S. Person must properly complete and return the IRS Form W-9 attached hereto.

If Maxar Canada Shares are held in more than one name or are not in the name of the actual owner, consult the General Instructions to the IRS Form W-9 attached hereto.

If a U.S. Maxar Shareholder does not have a TIN, such holder should consult the General Instructions to IRS Form W-9 attached hereto for instructions on applying for a TIN. In such case, the Depositary may withhold from any Consideration paid to such holder prior to the time a properly certified TIN is provided to the Depositary, and such amounts may be paid over to the IRS.

Failure to provide a properly completed and signed IRS Form W-9 prior to the Effective Date may subject such U.S. Maxar Shareholder to backup withholding at the applicable rate, currently 24%, on any Consideration that such U.S. Maxar Shareholder is entitled to receive. Backup withholding is not an additional tax. Generally, any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. The Depositary cannot refund amounts withheld by reason of backup withholding.

U.S. Maxar Shareholders that are not U.S. Persons

To prevent backup withholding on any Consideration paid to a U.S. Maxar Shareholder (or any person acting on behalf of a U.S. Maxar Shareholder) that is not a U.S. Person, such holder must submit an appropriate and properly completed and executed IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable documentation, or otherwise establish an exemption. IRS Forms W-8 may be obtained from the IRS website (www.irs.gov).

Failure to provide a properly completed and signed applicable IRS Form W-8 prior to the Effective Date may subject such U.S. Maxar Shareholder to backup withholding at the applicable rate, currently 24%, on any Consideration that such U.S. Maxar Shareholder is entitled to receive. Backup withholding is not an additional tax. Generally, any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. The Depositary cannot refund amounts withheld by reason of backup withholding.

ALL U.S. MAXAR SHAREHOLDERS SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISORS REGARDING THE FOREGOING AND THE COMPLETION OF IRS FORM W-9 OR AN APPLICABLE IRS FORM W-8.

10. Payment Entitlement Pickup Locations

Entitlements may be picked up at applicable Computershare office locations with Counter services.  Pick-up instructions must be selected in Box “B”.  Below are the applicable Computershare office locations:

Montreal	Toronto	Calgary	Vancouver

1500 Boulevard Robert- Bourassa, 7th Floor Montréal, QC H3A 3S8	100 University Ave 8th Floor, North Tower Toronto ON M5J 2Y1	530 8 Ave SW, 6th Floor Calgary, AB T2P 3S8	510 Burrard Street, 3rd Floor, Vancouver, BC V6C 3A8

Privacy Notice

The Depositary is committed to protecting your personal information. In the course of providing services to you and its corporate clients, the Depositary receives non-public personal information about you from transactions performed by the Depositary for you, forms you send to the Depositary, other communications the Depositary has with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. The Depositary uses this to administer your account, to better serve your and its clients’ needs and for other lawful purposes relating to its services. Some of your information may be transferred to servicers in the U.S. for data processing and/or storage. The Depositary has prepared a privacy code to tell you more about its information practices, how your privacy is protected and how to contact its Chief Privacy Officer. The privacy code is available at the Depositary’s website, www.computershare.ca, or may be obtained upon written request submitted to the Depositary at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1. The Depositary will use the information you are providing in order to process your request and will treat your signature(s) as your consent to the Depositary so doing.

Form W-9 (Rev. November 2017) Department of the Treasury Internal Revenue Service		Request for Taxpayer Identification Number and Certification				Give Form to the requester. Do not send to the IRS.
▶ Go to www.irs.gov/FormW9 for instructions and the latest information.
Print or type See Specific Instructions on page 3.	1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.
2 Business name/disregarded entity name, if different from above
3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only one of the following seven boxes.

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any)

Exemption from FATCA reporting

code (if any)

(Applies to accounts maintained outside the U.S.)

	☐ Individual/sole proprietor or single-member LLC	☐ C Corporation	☐ S Corporation	☐ Partnership	☐ Trust/estate
☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership) ▶

Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check LLC if the
LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another LLC that is not disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner.

☐ Other (see instructions) ▶

	5 Address (number, street, and apt. or suite no.) See instructions.				Requester’s name and address (optional)
6 City, state, and ZIP code
7 List account number(s) here (optional)
Part I	Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN, later.

Social security number

					-	-

or

Note: If the account is in more than one name, see the instructions for line 1. Also see What Name and Number To Give the Requester for guidelines on whose number to enter.					Employer identification number
-
Part II					Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

3. I am a U.S. citizen or other U.S. person (defined below); and

4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here	Signature of U.S. person ▶	Date ▶

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to www.irs.gov/FormW9.

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.

• Form 1099-INT (interest earned or paid)

• Form 1099-DIV (dividends, including those from stocks or mutual funds)

• Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)

• Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)

• Form 1099-S (proceeds from real estate transactions)

• Form 1099-K (merchant card and third party network transactions)

• Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)

• Form 1099-C (canceled debt)

• Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, later.

Form W-9 (Rev. 11-2017)	Page 2

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income, and

4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See What is FATCA reporting, later, for further information.

Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

• An individual who is a U.S. citizen or U.S. resident alien;

• A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;

• An estate (other than a foreign estate); or

• A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners’ share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States.

• In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity;

• In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and

• In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items.

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the instructions for Part II for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See Exempt payee code, later, and the separate Instructions for the Requester of Form W-9 for more information.

Also see Special rules for partnerships, earlier.

What is FATCA Reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code, later, and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Form W-9 (Rev. 11-2017)	Page 3

Specific Instructions

Line 1

You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return.

If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9.

a. Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note: ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.

b. Sole proprietor or single-member LLC. Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or “doing business as” (DBA) name on line 2.

c. Partnership, LLC that is not a single-member LLC, C corporation, or S corporation. Enter the entity’s name as shown on the entity’s tax return on line 1 and any business, trade, or DBA name on line 2.

d. Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.

e. Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a “disregarded entity.” See Regulations section 301.7701-2(c)(2)(iii). Enter the owner’s name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner’s name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on line 2, “Business name/disregarded entity name.” If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.

Line 3

Check the appropriate box on line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3.

IF the entity/person on line 1 is a(n) . . .	THEN check the box for . . .
• Corporation	Corporation
• Individual • Sole proprietorship, or • Single-member limited liability company (LLC) owned by an individual and disregarded for U.S. federal tax purposes.	Individual/sole proprietor or single-member LLC

• LLC treated as a partnership for U.S. federal tax purposes,
• LLC that has filed Form 8832 or 2553 to be taxed as a corporation, or
• LLC that is disregarded as an entity separate from its owner but the owner is another LLC that is not disregarded for U.S. federal tax purposes.

Limited liability company and enter the appropriate tax classification. (P= Partnership; C= C corporation; or S= S corporation)
• Partnership	Partnership
• Trust/estate	Trust/estate

Line 4, Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you.

Exempt payee code.

•  Generally, individuals (including sole proprietors) are not exempt from backup withholding.

•  Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.

•  Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

•  Corporations are not exempt from backup withholding with respect to attorneys’ fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4.

1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

2—The United States or any of its agencies or instrumentalities

3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities

5—A corporation

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession

7—A futures commission merchant registered with the Commodity Futures Trading Commission

8—A real estate investment trust

9—An entity registered at all times during the tax year under the Investment Company Act of 1940

10—A common trust fund operated by a bank under section 584(a)

11—A financial institution

12—A middleman known in the investment community as a nominee or custodian

13—A trust exempt from tax under section 664 or described in section 4947

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 7
Broker transactions

Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.

Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

1     See Form 1099-MISC, Miscellaneous Income, and its instructions.

2     However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Form W-9 (Rev. 11-2017)	Page 4

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with “Not Applicable” (or any similar indication) written or printed on the line for a FATCA exemption code.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B—The United States or any of its agencies or instrumentalities

C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i)

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G—A real estate investment trust

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I—A common trust fund as defined in section 584(a)

J—A bank as defined in section 581

K—A broker

L—A trust exempt from tax under section 664 or described in section 4947(a)(1)

M—A tax exempt trust under a section 403(b) plan or section 457(g) plan

Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, write NEW at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records.

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN.

If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN.

Note: See What Name and Number To Give the Requester, later, for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.SSA.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/Businesses and clicking on Employer Identification Number (EIN) under Starting a Business. Go to www.irs.gov/Forms to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to www.irs.gov/OrderForms to place an order and have Form W-7 and/or SS-4 mailed to you within 10 business days.

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, 4, or 5 below indicates otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code, earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), ABLE accounts (under section 529A), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:		Give name and SSN of:
1.	Individual	The individual

For this type of account:		Give name and SSN of:
2.	Two or more individuals (joint account) other than an account maintained by an FFI	The actual owner of the account or, if combined funds, the first individual on the account[1]
3.	Two or more U.S. persons (joint account maintained by an FFI)	Each holder of the account
4.	Custodial account of a minor (Uniform Gift to Minors Act)	The minor[2]
5.	a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]
	b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]

Form W-9 (Rev. 11-2017)	Page 5

For this type of account:		Give name and SSN of:
6.	Sole proprietorship or disregarded entity owned by an individual	The owner[3]
7.	Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))	The grantor*
For this type of account:		Give name and EIN of:
8.	Disregarded entity not owned by an individual	The owner
9.	A valid trust, estate, or pension trust	Legal entity[4]
10.	Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
11.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
12.	Partnership or multi-member LLC	The partnership
13.	A broker or registered nominee	The broker or nominee
14.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
15.	Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i)(B))	The trust

1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.

2 Circle the minor’s name and furnish the minor’s SSN.

3 You must show your individual name and you may also enter your business or DBA name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

4 List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships, earlier.

*Note: The grantor also must provide a Form W-9 to trustee of trust.

Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records From Identity Theft

Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

• Protect your SSN,

• Ensure your employer is protecting your SSN, and

• Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Pub. 5027, Identity Theft Information for Taxpayers.

Victims of identity theft who are experiencing economic harm or a systemic problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at spam@uce.gov or report them at www.ftc.gov/complaint. You can contact the FTC at www.ftc.gov/idtheft or 877-IDTHEFT (877-438-4338). If you have been the victim of identity theft, see www.IdentityTheft.gov and Pub. 5027.

Visit www.irs.gov/IdentityTheft to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

THE DEPOSITARY FOR THE ARRANGEMENT IS:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail

P.O. Box 7021

31 Adelaide Street East

Toronto, Ontario M5C 3H2

Attention: Corporate Actions

By Registered Mail, Hand or by Courier

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Attention: Corporate Actions

Inquiries

Toll Free (North America): 1-800-564-6253

E-Mail: corporateactions@computershare.com

Any questions and requests for assistance may be directed by the Maxar Canada Shareholders to the Depositary at the telephone numbers, email address and locations set out above.